Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date August 20, 2007
Contact Benjamin Karrer

Unaxis
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

Enclosure

- **Oerlikon Optics concentrates on innovative growth fields**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Benjamin Karrer
Phone +41 58 360 97 13
Fax +41 58 360 91 93
Benjamin.karrer@oerlikon.com
www.oerlikon.com

8/27

Oerlikon Optics boosts activities in Asia

Oerlikon Optics concentrates on innovative growth fields

***Pfäffikon SZ, August 20, 2007* – The Oerlikon Optics business unit will concentrate on innovative applications and growth markets, and in process, boost its activities in Asia. In this way, costs should be optimized within the business unit and the profitability of the entire Group further increased. "Each business unit must meet its sales and profit targets; there are no such things as cross-subsidies at Oerlikon. That is why we are acting quickly and consistently now," states CEO, Dr. Uwe Krüger. Oerlikon Optics is part of the Oerlikon Components business segment, which recorded a total of 6.1 percent share of the Group's turnover in the first quarter of 2007.**

The excellent technical competencies of Oerlikon Optics will be focused on growth fields in the future, such as laser TV and optical security systems for motor vehicles. Towards this end, additional investments will be made in research and development, the existing product line will be streamlined and the levels of activity will be increased in Asia. To attain these goals, Oerlikon will implement corresponding measures over the next 1.5 years, which are estimated today to affect around 100 positions in the medium term at the Balzers location. "This is an important step to ensure the Group's sustained and profitable growth," according to CEO, Uwe Krüger.

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

END